
Givememythememusic
IMPRESSIVE DEBUT WINNER

$188 INVEST
Offering Memorandum
OFFERED BY DALMORE

"A POWERFUL GELDING WHO IS ALREADY READY FOR PRIME TIME & COULD BE **A HEAVY HITTER FOR SARATOGA.**"

- BRIAN DIDONATO
RACING OPERATIONS MANAGER


GIVEMEMYTHEMEMUSIC
NEW YORK-BRED DEBUT WINNER TRAINED BY CHRISTOPHE CLEMENT


Gelding
FOALED 5/3/2022


Trainer
CHRISTOPHE CLEMENT


New York
RACING CIRCUIT

Following an impressive debut, MyRacehorse is pleased to offer a rare opportunity to get involved in a promising New York-bred sophomore prospect set to immediately step into stakes company.

READ FULL OVERVIEW HERE

Givememythememusic was a visually impressive 2 ¼-length debut winner going seven furlongs at Aqueduct against New York-breds Jan. 25, and is expected to contest the $125K Gander S. on Saturday, Mar. 8 back at the Big A.

The chestnut gelding was conditioned by Christophe Clement for his debut, and will remain in the Clement barn going forward. MyRacehorse has enjoyed great recent success with Team Clement in the New York-bred ranks, with the likes of the very promising November maiden romper Real Savvy–who is gearing up now for a sophomore campaign that figures to involve stakes appearances of his own; and Miss American Pie, a clear-cut maiden special weight winner going the same seven-furlong trip in New York on Feb. 8.

Clement has won two prior renewals of the Gander–more than any other trainer–including last year's running, and his high opinion of Givememythememusic was a big factor in our decision to acquire the son of Game Winner out of the Fasig-Tipton February Digital Sale.

Givememythememusic appears to possess tons of upside, and should have plenty of big purse opportunities ahead of him on the prestigious NYRA circuit. Our team feels he is particularly well suited to the $250K Albany S. to be run at Saratoga on New York Showcase Day, one day after the G1 Travers. Clement has won the last two Albany trophies, and three overall–tied for the most by any trainer.

Givememythememusic is a big, strapping individual who should only get better with more distance and time. He hails from the first crop of champion Game Winner, who has also been represented thus far by the likes of Grade 1 winner Gaming. Gaming is bred on a version of the same cross as Givememythememusic, and the latter is also bred very similarly to none other than superstar Gun Runner, with both representing the Candy Ride sire line and being out of Giant's Causeway mares.

Givememythememusic is a half to five stakes performers, and his dam is a half to G1 Kentucky Oaks heroine Summerly. This is a very deep family of mostly two-turn dirt horses.

His upside is immense, and it's not often that you can buy into a horse who will immediately compete in a stakes race.




GAME WINNER
CANDY RIDE (ARG)
INDYAN GIVING
JACKPOT JOANIE
GIANT'S CAUSEWAY
HERE I GO

SEE FULL PEDIGREE HERE

MEDIA



FINANCIALS

SHARE PRICE	TOTAL OFFERING	MRH OWNERSHIP	EQUITY PER SHARE
$188	$282,000	75%	0.05%


$67.97
$73.50
$14.10
$4.23
$28.20

- ASSET COST –
  Includes the initial purchase price of the horse plus any sales tax and the associated bloodstock fee. Series Givememythememusic owns 75% of the underlying asset, which was purchased at auction for $140,00.00, plus a 5% bloodstock fee. Series Givememythememusic consists of 1,500 shares.
- BROKERAGE FEE +
- MANAGEMENT AND DUE DILIGENCE FEE +
- ORGANIZATIONAL AND EXPERIENTIAL FEE +
- OPERATING EXPENSE RESERVE +

The target raise for this offering is $70,500, and the maximum raise is $282,000. The share price breakdown shown above will remain the same regardless of the total amount of funds raised, as any unsold shares when the series closes will be purchased by our managing partner, Experiential Squared.

Funding Progress

$0 / $282,000
Funds Raised

$188 INVEST
Offering Memorandum
OFFERED BY DALMORE

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